Exhibit 99.58

Protech Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2020 Third Quarter

For the Three and Nine Months Ended

June 30, 2020 and 2019
(UNAUDITED)

(Expressed in Canadian dollars)

TABLE OF CONTENTS

Condensed Consolidated Interim Statements of Financial Position	Page 3
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 4
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 5
Condensed Consolidated Interim Statements of Cash Flows	Page 6
Notes to the Condensed Consolidated interim Financial Statements	Pages 7-18

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of these condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Protech Home Medical Corp (the “Company”) have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company.

The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	As at June 30, 2020	As at September 30, 2019
ASSETS

Current Assets
Cash		$44,678	$12,855
Accounts receivable, net		12,572	12,390
Inventory, net	4	8,354	4,738
Prepaid expenses and other current assets		1,263	800
Total current assets		66,867	30,783

Long-term assets
Property and equipment and right of use assets, net	5	22,272	19,496
Goodwill	6	5,505	1,881
Intangible assets, net	6	2,417	2,911
Deposits		109	94
Total long-term assets		30,303	24,382
TOTAL ASSETS		$97,170	$55,165

LIABILITIES
Current Liabilities
Accounts payable		$8,710	$8,122
Accrued and other current liabilities		3,871	2,319
Deferred income	7	7,596	-
Current portion of lease liabilities	8	9,883	8,528
Total current liabilities		30,060	18,969

Long-Term Liabilities
Debentures	8	15,461	13,966
Lease liabilities	8	5,597	3,081
Other long-term liabilities		249	-
Total long-term liabilities		21,307	17,047
TOTAL LIABILITIES		51,367	36,016

SHAREHOLDERS' EQUITY
Share capital	9	$224,965	198,196
Contributed surplus	9	24,393	21,390
Accumulated deficit		(217,288)	(213,440)
Accumulated other comprehensive income		13,733	13,003
TOTAL SHAREHOLDERS' EQUITY		45,803	19,149
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$97,170	$55,165

APPROVED ON BEHALF OF THE BOARD:

signed“Donald Ewing”	signed “Mark Greenberg”

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Three months ended June 30, 2020	Three Months ended June 30, 2019	Nine Months ended June 30, 2020	Nine Months ended June 30, 2019
Revenue
Sales of medical equipment and supplies		$10,600	$7,777	$30,567	$26,471
Rentals of medical equipment		15,269	12,387	42,172	35,026
Total revenue		25,869	20,164	72,739	61,497

Cost of revenue		7,437	6,068	19,968	18,380

Gross profit		18,432	14,096	52,771	43,117

Selling, general, and administrative	11	12,892	10,372	38,184	31,695
Depreciation	5	5,016	3,224	14,062	9,244
Amortization of intangible assets	6	172	153	578	455
Stock-based compensation	9	73	446	207	1,337
Loss from cyber incident		-	9,184	-	9,184
Acquisition-related costs to shareholder		-	1,401	-	1,401
Loss (gain) on sale of property and equipment		(15)	(39)	(106)	124
Other expense (income)		11	-	(190)	6
Operating income (loss) from continuing operations		283	(10,645)	36	(10,329)

Financing expenses
Interest expense on debentures		300	430	900	753
Other interest expense		351	171	975	489
Accretion expense		-	343	-	863
Loss on extinguishment of debentures		-	1,107	-	1,107
Change in fair value of debentures and derivative	8	3,314	(161)	1,500	(133)
Income (loss) before taxes from continuing operations		(3,682)	(12,535)	(3,339)	(13,408)

Provision for income taxes		49	29	93	134

Net income (loss) from continuing operations		(3,731)	(12,564)	(3,432)	(13,542)

Discontinued operations:
Net income (loss) from discontinued operations	13	-	25	(416)	607

Net income (loss)		$(3,731)	$(12,539)	$(3,848)	$(12,935)

Other comprehensive income (loss)
Cumulative translation adjustment		(1,300)	(708)	730	253
Comprehensive income (loss)		$(5,031)	$(13,247)	$(3,118)	$(12,682)
Net income (loss) per share
Basic	12	$(0.04)	$(0.15)	$(0.05)	$(0.16)
Diluted	12	(0.04)	(0.15)	(0.05)	(0.16)
Weighted average number of common shares outstanding:
Basic		84,261	83,529	83,834	82,627
Diluted		84,261	83,529	83,834	82,627

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 4

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY

(UNAUDITED)

(Expressed in thousands of Canadian Dollars)

	Number of Shares (000’s)	Capital stock	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive income
Balance September 30, 2018	75,819	$193,951	$19,041	$(206,054)	$12,332	$19,270
Net income (loss)	-	-	-	(12,935)	-	(12,935)
Cumulative translation adjustment	-	-	-	-	253	253
Stock-based compensation (Note 9)	-	-	1,337	-	-	1,337
Stock issued with acquisition (Note 3)	227	164	-	-	-	164
Proceeds from issuance of shares (Note 9)	7,483	3,483	132	-	-	3,605
Compensation options - debentures (Note 8)	-	(175)	175	-	-	-
Balance June 30, 2019	83,529	$197,423	$20,685	$(218,989)	$12,585	$11,694
Balance September 30, 2019	83,589	$198,196	$21,390	$(213,440)	$13,003	$19,149
Net loss	-	-	-	(3,848)	-	(3,848)
Cumulative translation adjustment	-	-	-	-	730	730
Stock-based compensation (Note 9)	60	35	172	-	-	207
Proceeds from issuance of shares (Note 9)	27,679	26,454	2,831	-	-	29,285
Exercise of stock options (Note 9)	517	280		-	-	280
Balance June 30, 2020	111,845	$224.965	$24,393	$(217,288)	$13,733	$45,803

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Expressed in thousands of Canadian Dollars)

Operating activities	Notes	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Net income from continuing operations		$(3,432)	$(13,542)
Net income from discontinued operations	13	(416)	607
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		14,640	9,699
Depreciation and amortization – discontinued operations	13	-	342
Accretion expense		-	863
Loss on extinguishment of debentures		-	1,107
Change in fair value of debentures and derivative	7	1,500	(133)
(Gain)/loss on disposal of property and equipment		(106)	124
Stock-based compensation	8	207	1,337
Bad debt expense	10	6,528	4,233
Bad debt expense – discontinued operations		-	49
Change in Working Capital:
Net increase in accounts receivable, excluding bad debt expense		(5,630)	(7,081)
Net increase in inventory		(1,987)	(318)
Net increase in other current assets		(143)	(156)
Net increase in accounts payable, accrued liabilities, and deferred income		8,191	1,146
Net cash flows provided by operating activities		19,352	(1,723)
Investing activities
Purchases of property and equipment		(325)	(933)
Proceeds from sales of property and equipment		299	57
Cash paid for acquisitions	3	(4,423)	(526)
Net cash flow used in investing activities		(4,449)	(1,402)
Financing activities
Repayments of finance lease obligations		(12,693)	(9,217)
Proceeds from issuance of debenture		-	13,959
Repayment of old debenture		-	(8,625)
Cash paid on early extinguishment of debenture		-	(345)
Proceeds from shareholder loan		-	3,428
Proceeds from the exercise of options		280	-
Proceeds from issuance of common shares		29,285	3,604
Net cash flow provided by (used in) financing activities		16,872	2,804
Net increase (decrease) in cash		31,775	(321)
Effect of exchange rate changes on cash held in foreign currencies		48	174
Cash, beginning of period		12,855	4,331
Cash, end of period		$44,678	$4,184

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

1.     Nature of operations

Reporting entity

Protech Home Medical Corp. ("Protech" or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth. The Company’s shares are traded on the TSX Venture Exchange under the symbol PTQ. The stock is also traded on the OTCQX Best Market in the United States under the symbol PTQQF.

Share consolidation

Effective December 31, 2018, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every five (5) pre-consolidation common shares. The consolidation affected shareholders uniformly, including holders of outstanding stock options, warrants, and other securities convertible or exercisable into common shares on the effective date.

Going concern

These consolidated financial statements have been prepared on a going concern basis. The application of the going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation. If this assumption was not appropriate, adjustments to these condensed consolidated financial statements may be necessary.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, government authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, non-essential business closures, quarantines, and social distancing.

The Company is considered an essential business and, as such, has continued full operations throughout the pandemic. The Company’s operations continue to perform soundly, with demand remaining elevated and supply chain stability continuing through the third quarter and thereafter. In particular, the Company has experienced increased demand for respiratory equipment, such as ventilators, and oxygen concentrators, CPAP supplies, and, in the second half of the third quarter, sleep products.

See Note 7 for relief payments the Company received related to the U.S. Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

2.     Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2019 and 2018.

Except as noted below, the Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2019 and 2018.

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

These unaudited condensed consolidated interim financial statements, which are presented in Canadian dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

New standards and interpretations adopted
IFRS 16, Leases

Effective October 1, 2019, the Company adopted IFRS 16, Leases. IFRS 16 eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the statement of financial position with a “right of use” asset and a corresponding liability at the present value of the future lease payments using the lessee’s incremental borrowing rate of 8%.

The Company elected to adopt IFRS 16 using the modified retrospective approach. Under this approach, the Company will not restate its comparative figures, but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening statement of financial position, with the recognition of $3,456,000 of right of use assets and finance lease obligations on October 1, 2019. On the condensed consolidated statement of income, the impact of the adoption of IFRS 16 is to increase depreciation expense and interest expense, and decrease selling, general, and administrative expenses.

The Company elected to apply the practical expedient to exclude recognition of right of use assets and lease liabilities for real estate, computer equipment, and office furniture leases under 12 months in duration or for which the lease term ends within 12 months of initial application for leases, and for low-value assets. The Company also elected to apply IFRS 16 only to the contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases will not be reassessed for whether a lease exists.

Lease expenses for short-term leases totaled $147,000 and $746,000 for the three and nine months ended June 30, 2020.

Reconciliation of lease liabilities pursuant to IFRS 16:

Operating lease commitments as at September 30, 2019	$4,360
Recognition exemption for short-term leases	(497)
Gross lease liabilities as at September 30, 2019	3,863
Amounts representing interest	(407)
Additional lease liabilities as a result of adoption of IFRS 16	$3,456

As of October 1, 2019, approximately $19,398,000 of monitoring equipment and $2,457,000 of vehicles were under lease liabilities. Functional currency

The consolidated financial statements of the Company are presented in Canadian dollars, which is the parent Company’s presentation currency but which differs from its functional currency, the US Dollar, which was determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

3.     Acquisition of businesses and purchase accounting

Acquisition of Cooley Medical Equipment, Inc. (Cooley)

Effective October 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire the shares of Cooley Medical Equipment, Inc. (Cooley), a Kentucky company in the same industry as the Company. The purchase price was $3,321,000, of which $3,089,000 was paid in cash at closing, and the balance of $232,000 to be paid on the 18-month anniversary of the acquisition. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $55,000 of legal expenses in conjunction with the acquisition.

The acquired business contributed revenue of approximately $6,800,000 and net loss of approximately ($200,000) for the nine months ended to June 30, 2020, primarily due to depreciation expense.

The fair value of the acquired assets is provisional pending final valuations of the assets and is as follows:

Cash	$106
Accounts receivable	801
Inventory	818
Prepaid assets	55
Property and equipment	3,289
Goodwill	1,742
Accounts payable and accrued liabilities	(1,477)
Lease liabilities	(2,013)
Net assets acquired	$3,321
Cash paid at closing	$3,089
Cash to be paid after closing	232
Consideration paid or payable	$3,321

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is expected to be deductible for tax purposes.

Acquisition of Acadia Medical Supply, Inc. (Acadia)

Effective December 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire the shares of Acadia Medical Supply, Inc. (Acadia), a Maine company in the same industry as the Company. The purchase price was $1,861,000, of which $1,334,000 was paid in cash at closing, and the balance of $527,000 to be paid on the one- and two-year anniversaries of the acquisition. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $29,000 of legal expenses in conjunction with the acquisition.

Pro forma nine-month revenues and net income for Acadia for the nine months ended June 30, 2020 were approximately $3,200,000 and $500,000, respectively. Of those amounts, revenues of approximately $2,700,000 and net income of approximately $400,000 contributed to the Company’s results for the period from December 1, 2019 through June 30, 2020.

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The fair value of the acquired assets is provisional pending final valuations of the assets and is as follows:

Cash	$79
Accounts receivable	139
Inventory	350
Property and equipment	330
Other assets	10
Goodwill	1,699
Accounts payable and accrued liabilities	(368)
Lease liabilities	(378)
Net assets acquired	$1,861
Cash paid at closing	$1,334
Cash to be paid after closing	527
Consideration paid or payable	$1,861

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is expected to be deductible for tax purposes.

Prior Periods

During the nine months ended June 30, 2019, the Company acquired two businesses. The details of these acquisitions were disclosed in Note 7 of the Company’s annual financial statements for the year ended September 30, 2019.

4.     Inventory

	As at June 30, 2020	As at September 30, 2019
Serialized	$2,051	$1,038
Non-serialized	6,303	3,700
Total inventory	$8,354	$4,738

5.     Property and equipment and right of use assets

Property and equipment and right of use assets are stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Monitoring equipment	1-5 years
Computer equipment	3-5 years
Vehicles	3-5 years
Office furniture and fixtures	5-10 years

Leasehold improvements and right of use real estate leases Life of Lease (13 months to 84 months)

Depreciation of monitoring equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

			Office furniture			Right of use assets
	Monitoring	Computer	and	Leasehold		– Real
Cost	equipment	equipment	fixtures	improvements	Vehicles	estate	Total
Balance September 30, 2019	$35,377	$668	$574	$1,548	$3,426	$-	$41,593
Additions – adoption of IFRS 16	-	-	-	-	-	3,456	3,456
Additions	7,231	9	-	81	912	1,379	9,612
Acquisitions	1,771	-	-	306	95	1,447	3,619
Disposals	(15,100)	(360)	(134)	(200)	(899)	(7)	(16,700)
Foreign exchange	670	18	21	157	196	25	1,087
Balance June 30, 2020	$29,949	$335	$461	$1,892	$3,730	$6,300	$42,667

			Office			Right of use
			furniture			assets
	Monitoring	Computer	and	Leasehold		– Real
Accumulated Depreciation	equipment	equipment	fixtures	improvements	Vehicles	estate	Total
Balance September 30, 2019	$19,557	$491	$344	$340	$1,365	$-	$22,097
Depreciation	11,635	87	74	147	643	1,473	14,059
Disposals	(15,100)	(360)	(134)	(200)	(706)	(7)	(16,507)
Foreign exchange	490	12	13	109	119	3	746
Balance June 30, 2020	$16,582	$230	$297	$396	$1,421	$1,469	$20,395

			Office			Right of use
			furniture			assets
	Monitoring	Computer	and	Leasehold		– Real
Net Book Value	equipment	equipment	fixtures	improvements	Vehicles	estate	Total
Balance September 30, 2019	$15,820	$177	$230	$1,208	$2,061	$-	$19,496
Balance June 30, 2020	$13,367	$105	$164	$1,496	$2,309	$4,831	$22,272

Included in the cost of monitoring equipment are right of use assets of $19,398,000 as of September 30, 2019 and $18,839,000 as of June 30, 2020. Included in the cost of vehicles are right of use assets of $2,457,000 as of September 30, 2019 and $2,231,000 as of June 30, 2020.

6.	Goodwill and intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the period indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

		Non- compete		Customer	Customer	Sub-total intangibles with finite
Cost	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2019	$1,881	$684	$1,776	$5,099	$11,204	$18,763	$20,644
Acquisitions	3,441	-	-	-	-	-	3,441
Effects of changes in exchange rates	183	20	52	148	330	550	733
Balance June 30, 2020	$5,505	$704	$1,828	$5,247	$11,534	$19,313	$24,818

		Non- compete		Customer	Customer	Sub-total intangibles with finite
Accumulation amortization	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2019	$-	$636	$1,176	$4,937	$9,103	$15,852	$15,852
Amortization	-	30	81	139	275	525	525
Effect of changes in exchange rates	-	20	31	144	324	519	519
Balance June 30, 2020	$-	$686	$1,288	$5,220	$9,702	$16,896	$16,896

	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Net carrying amount	$1,881	$48	$600	$162	$2,101	$2,911	$4,792
Balance September 30, 2019 Balance June 30, 2020	$5,505	$18	$540	$27	$1,832	$2,417	$7,922

7. Deferred Income - CARES Act

During the three months ended June 30, 2020, the Company received	payments related to the two separate provisions of the
CARES Act.

Payroll Protection Plan (“PPP’)

On April 21, 2020, the Company received approximately $6,000,000 (approximately $5,800,000 at the June 30 exchange rate) related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months.

Since the Company expects to meet the PPP’s eligibility criteria and has concluded that the PPP loan represents, in substance, a grant that is expected to be forgiven, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a deferred income liability.

Public Health and Social Services Emergency Fund (“Relief Fund”)

During the three months ended June 30, 2020, the Company received approximately $2,400,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

Since the Company expects to meet the Relief Fund’s terms and conditions, it has accounted for the proceeds under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow was initially reported as a deferred income liability. The Company has reduced the liability as it recognizes the related cost to which the grant relates.

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

8. Debentures and lease liabilities

Debentures

On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each $1,000 debenture is convertible at the option of the holder into approximately 769.23 common shares. After three years, the Company can force conversion of the outstanding principal at conversion price of $1.30, if the daily volume weighted average price of the common shares exceeds $1.62 per share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The Company issued compensation options to the underwriters for 519,231 shares of the Company at an exercise price of $1.30 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $0.34 for a total of $175,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$1.30
Risk-free interest rate	1.62%
Expected volatility	87.4%
Expected life of option	2 years
Expected dividend yield	0.0%

Compensation options activity for the nine months ended June 30, 2020 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2019	519	$1.30
Balance, June 30, 2020	519	$1.30

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price, with the increase in fair market value resulting in a loss of $3,314,000 and $1,500,000 being recorded in the statement of income (loss) and other comprehensive (loss) income for the three and nine months ended June 30, 2020, respectively.

During 2014, the Company issued $8,625,000 in unsecured subordinated debentures due December 31, 2019. The debentures were repaid in April 2019 for $8,970,000, including a prepayment premium. The carrying value of the debentures at settlement was $7,864,000, resulting in a loss on early extinguishment of $1,106,000 due to unaccreted balance and premium paid due to early settlement.

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Leases Liabilities

Below is the movement in lease liabilities for the nine months ended June 30, 2020:

	Monitoring Equipment	Vehicles	Right of use assets – real estate	Total
Balance, September 30, 2019	$9,675	$1,934	$-	$11,609
Additions during the period:
Adoption of IFRS 16, Leases	-	-	3,456	3,456
Acquisitions	1,024	87	1,447	2,558
Operations	7,968	957	1,310	10,235
Repayments	(10,865)	(680)	(1,313)	(12,858)
Effect of changes in exchange rates	286	61	133	480
Balance, June 30, 2020	$8,088	$2,329	$5,033	$15,480

Additions during the period are comprised of monitoring equipment and vehicles at incremental borrowing rates between 6% and 7.5% with final maturities through 2024, and real estate at the incremental borrowing rate of 8% with final maturities through 2026.

Future payments pursuant to lease liabilities are as follows:

	As at June 30, 2020	As at September 30, 2019
Less than 1 year	$10,638	$8,528
Between 1 and 5 years	6,918	3,755
More than five years	134	-
Total	$17,250	$12,283

Below is the reconciliation of total future minimum lease payments and its present value at the end of the reporting period:

	As at June 30, 2019	As at September 30, 2019
Gross lease payments	$17,250	$12,283
Less: finance charges	(1,770)	(674)
Net lease liabilities	$15,480	$11,609

9.	Share capital

Bought deals and private placements

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 25,001,000, 1,750,000 and 927,826 units, respectively. Each unit issued was issued at a price of $1.15 for total gross proceeds of $31,831,000, and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of $1.60 per share. The fair value of the Warrants has been valued at $0.16 for a total of $2,208,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$1.60
Risk-free interest rate	0.28%

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PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Expected volatility	65.8%
Expected life of warrant	1 year
Expected dividend yield	0.00%

Warrant activity for the nine months ended June 30, 2020 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2019	-	$-
Issued	13,839	1.60
Balance, June 30, 2020	13,839	$1.60

Issuance costs of $2,546,000 in cash, including underwriters’ commission of $1,692,000, were incurred. The Company issued compensation options to the underwriter for 1,471,305 shares at the issue price of $1.15 for a period of two years from the closing of the offering. The fair value of the options has been valued at $0.42 for a total of $622,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$1.15
Risk-free interest rate	0.25%
Expected volatility	71.0%
Expected life of option	2 years
Expected dividend yield	0.00%

Activity for the June 2020 compensation options for the nine months ended June 30, 2020 is as follows:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2019	-	$-
Issued	1,471	1.15
Balance, June 30, 2020	1,471	$1.15

On November 2, 2018, the Company completed a bought deal offering of 5,649,600 common shares of the Company at a price of $0.60 per share for gross proceeds to the Company of $3,390,000. In conjunction with this transaction, the Company also completed non-brokered private placement of 1,833,333 common shares to officers and directors at the $0.60 issue price for gross proceeds to the Company of $1,100,000. Issuance costs of $343,000 in cash were incurred. The Company issued compensation options to the underwriter for 367,224 shares at the issue price of $0.60 for a period of 24 months from the closing of the offering. The fair value of the options has been valued at $0.36 for a total of $132,000, using the Black-Scholes pricing model with the following assumptions:

Exercise price per share	$0.60
Risk-free interest rate	2.35%
Expected volatility	87.88%
Expected life of option	2 years
Expected dividend yield	0.00%

There was no activity in the November 2018 compensation options for the nine months ended June 30, 2020 and the balances are as follows:

	Number	Weighted
	(000s)	average exercise price
Balances, September 30,
2019 and June 30,2020	367	$0.60

Page | 15

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options generally vest either immediately or quarterly over a two-year period.

A summary of stock options is provided below:

	Number of options (000’s)	Weighted average exercise price
Balance, September 30, 2019	11,392	$0.49
Granted	100	1.10
Exercised	(517)	0.58
Forfeited	(22)	0.38
Expired	(237)	0.95
Balance, June 30, 2020	10,716	$0.48

At June 30, 2020, the Company had 10,533,420 vested stock options with a weighted average exercise price of $0.48.

The Company accounts for stock-based compensation, including stock options and stock grants, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

For the three months ended June 30, 2020 and 2019, the Company recorded stock-based compensation expense of $73,000 and $446,000, respectively.

For the nine months ended June 30, 2020 and 2019, the Company recorded stock-based compensation expense of $207,000 and $1,337,000, respectively.

The fair value of the stock options has been charged to the statement of loss and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

	Nine months ended	Nine months ended
	June 30, 2020	June 30, 2019
Exercise price per share	$1.10	$0.63
Risk-free interest rate	1.64%	2.24%
Expected volatility	83.2%	118.17%
Expected life of option	4 years	10 years
Expected dividend yield	Nil	Nil

10.	Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Page | 16

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

11.	Expenses By Nature

Selling, general, and administrative	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Payroll and employee benefits	$7,828	$6,510	$23,239	$19,403
Facilities related expenses	489	862	1,835	2,570
Bad debt expense	2,414	1,341	6,528	4,233
Billing	586	411	1,537	1,261
Auto expense	291	364	1,129	995
Professional fees	394	169	1,045	985
Utilities	131	125	430	371
Marketing and advertising	122	155	529	458
Other	637	435	1,912	1,419
Total selling, general, and administrative	$12,892	$10,372	$38,184	$31,695

12.	Income (Loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted income (loss) per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Net income (loss) for continuing operations	$(3,731)	$(12,564)	$(3,432)	$(13,541)
Net income (loss) for discontinued operations	-	25	(416)	607
Basic weighted average number of shares	84,261	83,529	83,834	82,627
Diluted weighted average number of shares	84,261	83,529	83,834	82,627
Basic – continuing operations	$(0.04)	$(0.15)	$(0.04)	$(0.17)
Diluted – continuing operations	(0.04)	(0.15)	(0.04)	(0.17)
Basic – discontinued operations	-	-	(0.01)	0.01
Diluted – discontinued operations	-	-	(0.01)	0.01

13.	Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $68,000 per month, plus taxes, utilities and maintenance.

Payments of $59,000 and $56,000 were made to the members of the Board of Directors for the three months ended June 30, 2020 and 2019, respectively. Payments of $172,000 and $181,000 were made to members of the Board of Directors for the nine months ended June 30, 2020 and 2019, respectively.

Page | 17

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Key management personnel also participate in the Company’s share option program (see Note 8). The Company paid or accrued compensation to key management personnel the following:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Salaries and Benefits	$272	$237	$796	$1,225
Stock-based compensation	-	296	-	858
Total	$272	$533	$796	$2,083

14.	Discontinued Operations

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. There are ongoing litigation matters involving Patient Home Monitoring, Inc. During the nine months ended June 30, 2020, the Company incurred legal fees to defend itself, and in one of the matters, reached a settlement. The second matter remains unresolved. These matters are directly related to the operations of the disposed business, and as such, are reflected as discontinued operations. Prior period amounts have been reclassified in order to be comparable to the current year presentation, as follows:

	Three months ended June	Three months ended June	Nine months ended June	Nine months ended June
	30, 2020	30, 2019	30, 2020	30, 2019
Revenue	$-	$959	$-	$3,239
Cost of revenue	-	270	-	450
Gross margin	$-	689	$-	2,789
Expenses:
Selling, general and administrative	-	554	416	1,840
Depreciation	-	110	-	342
Net income (loss) from discontinued operations	$-	$25	$(416)	$607

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